SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
February 10, 2011
Commission File Number: 000-30735
Rediff.com India Limited
(Translation of registrant’s name into English)
1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
Mahim (West), Mumbai 400 016
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

On February 10, 2011, Rediff.com India Limited (“Rediff.com”) made an investor presentation to a group of investors in India. A copy of the presentation is attached on Rediff.com’s website at http://investor.rediff.com/presentations.asp and transcript of the presentation will be posted on the website as soon as it is available.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2011	Rediff.com India Limited (Registrant)
	By:	/s/ Jayesh Sanghrajka
		Name:	Jayesh Sanghrajka
		Title:	Vice President Finance